Exhibit 99.1

Sphere 3D Reports Second Quarter Fiscal Year 2017 Financial Results

SAN JOSE, Calif. – Aug. 14, 2017 – Sphere 3D Corp. (NASDAQ: ANY), a containerization, virtualization, and data management solutions provider, today reported financial results for its second quarter ended June 30, 2017.

“The HVE/UCX acquisition revenue in its first 5 months currently puts us on an annualized run-rate to exceed 50% growth for HVE/UCX, and its integration with the Sphere 3D core technology portfolio will allow us to continue to be a technology leader in several of the fastest growing sectors in the industry," said Eric Kelly, chairman and chief executive officer of Sphere 3D. "As our virtualization business gains momentum, we are leveraging our existing Sphere 3D partnerships as well as building new ones both domestically and internationally and have a renewed focus on driving growth in the second half of the year. Meanwhile, we have continued to work toward the goal of improving our operational efficiencies, achieving greater than a 52% improvement in adjusted EBITDA in the first half of the year.”

Financial Highlights	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(in millions)	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Net revenue	$19.4	$19.6	$41.2	$39.2
Gross profit	$5.4	$5.8	$12.2	$11.8
Non-GAAP Gross profit (1)	$5.9	$6.4	$13.3	$12.9
Gross margin (%)	27.7%	29.6%	29.7%	30.0%
Non-GAAP Gross margin (%) (1)	30.6%	32.6%	32.4%	33.0%
Adjusted EBITDA (1)	$(2.6)	$(4.6)	$(3.6)	$(7.6)
Net loss	$(7.5)	$(9.6)	$(15.3)	$(17.7)

(1)	Non-GAAP measure as defined below. See the “Use of GAAP and Non-GAAP Financial Measures” and “Non-GAAP Reconciliations” sections of this announcement below.

Six Months Ended June 30, 2017 Financial Results:

•	Net revenue for the first six months of 2017 was $41.2 million, compared to $39.2 million for the first six months of 2016.

•	Product revenue for the first six months of 2017 was $36.5 million, compared to $34.8 million for the first six months of 2016.
o

Disk systems revenue was $26.5 million, compared to $24.0 million for the first six months of 2016. Disk systems is defined as RDX, SnapServer family, V3 virtual desktop infrastructure, and Glassware derived products.

o	Tape archive product revenue was $10.0 million compared to $10.8 million for the first six months of 2016.

•	Service revenue for the first six months was $4.6 million, compared to $4.4 million in the first six months of 2016.

•

Gross margin for the first six months of 2017 was 29.7%, compared to 30.0% for the first six months of 2016. Non-GAAP gross margin for the first six months of 2017 was 32.4%, compared to 33.0% for the first six months of 2016.

•	Operating expenses for the first six months of 2017 were $23.1 million, compared to $27.6 million for the first six months of 2016.

•

Share-based compensation expense for the first six months of 2017 was $3.7 million, compared to $4.7 million for the first six months of 2016. Depreciation and amortization was $3.1 million in the first six months of 2017, compared to $3.2 million in the first six months of 2016.

•

Net loss for the first six months of 2017 was $15.3 million, or a net loss of $4.22 per share, compared to a net loss of $17.7 million, or a net loss of $9.29 per share, in the first six months of 2016.

•

Adjusted EBITDA for the first six months of 2017 was a net loss of $3.6 million, or a net loss of $0.99 per share, based on 3.6 million weighted average shares outstanding, compared to adjusted EBITDA net loss of $7.6 million, or net loss of $4.01 per share based on 1.9 million weighted average shares outstanding for the first six months of 2016.

Second Quarter 2017 Financial Results:

•	Net revenue for the second quarter of 2017 was $19.4 million, compared to $19.6 million for the second quarter of 2016.

•	Product revenue for the second quarter of 2017 was $17.1 million, compared to $17.5 million for the second quarter of 2016.
o

Disk systems revenue was $11.5 million, compared to $11.8 million for the second quarter of 2016. Disk systems is defined as RDX, SnapServer family, V3 virtual desktop infrastructure, and Glassware derived products.

o	Tape archive product revenue was $5.6 million compared to $5.7 million for the second quarter of 2016.

•	Service revenue was $2.3 million, compared to $2.1 million in the second quarter of 2016.

•

Gross margin for the second quarter of 2017 was 27.7%, compared to 29.6% for the second quarter of 2016. Non-GAAP gross margin for the second quarter of 2017 was 30.6%, compared to 32.6% for the second quarter of 2016. Our methodology for determining non-GAAP gross margin, which excludes the effect of intangible asset amortization from gross profit, is described in the Use of GAAP and Non-GAAP Financial Measures section of this announcement. See also, “Non-GAAP Reconciliations” below.

•	Operating expenses for the second quarter of 2017 were $11.5 million, compared to $13.8 million for the second quarter of 2016.

•

Share-based compensation expense for the second quarter of 2017 was $1.5 million, compared to $2.1 million for the second quarter of 2016. Depreciation and amortization was $1.5 million in second quarter of 2017, compared to $1.6 million in the second quarter of 2016.

•

Net loss for the second quarter of 2017 was $7.5 million, or a net loss of $1.81 per share, compared to a net loss of $9.6 million, or a net loss of $4.86 per share, in the second quarter of 2016. All share and per share numbers in this press release reflect the 1-for-25 share consolidation that was effective on July 11, 2017.

•

Adjusted EBITDA for the second quarter of 2017 was a net loss of $2.6 million, or a net loss of $0.64 per share, based on 4.1 million weighted average shares outstanding, compared to adjusted EBITDA net loss of $4.6 million, or net loss of $2.30 per share based on 2.0 million weighted average shares outstanding for the second quarter of 2016. Adjusted EBITDA is a non-GAAP measure presented as net loss before interest expense, income taxes, depreciation and amortization, share-based compensation, and warrant revaluation gain. For additional information regarding the non-GAAP financial measures discussed in this release, please see “Use of GAAP and Non-GAAP Financial Measures” and "Non-GAAP Reconciliations " below.

Use of GAAP and Non-GAAP Financial Measures:

To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses Adjusted EBITDA, a non-GAAP financial measure that excludes from the statement of operations the effects of interest expense, income taxes, acquisition costs, depreciation and amortization, share-based compensation, loss on revaluation of investment, and warrant revaluation gain. The Company also uses Non-GAAP gross profit and Non-GAAP gross-margin, non-GAAP financial measures that exclude the effect of intangible asset amortization. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate the business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and the non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for or superior to GAAP results. In addition, our non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

Investors are encouraged to review the reconciliation of these non-GAAP financial measures to the most comparable GAAP measures, which are provided in the attached table after the text of this release.

Investor Conference Call:
Sphere 3D will host an investor conference call today at 2:00 p.m. PDT (5:00 p.m. EDT) to discuss the Company’s 2017 second quarter financial results. To access the call, dial (844) 268-1747 (Toll Free) or (918) 559-5655 (International) and give the participant pass code 58101396. Participants are asked to call the assigned number approximately 10 minutes before the conference call begins. In addition, a live and archived webcast of the conference call will be available at www.sphere3d.com in the Investor Relations section. A replay of the conference call will also be available via telephone by dialing (855) 859-2056 (Toll Free U.S. and Canada) or +1 (404) 537-3406 (International) and entering replay access code 58101396. The replay will be available beginning approximately two hours after the call and will remain available for one week.

About Sphere 3D
Sphere 3D Corp. (NASDAQ: ANY) delivers containerization, virtualization, and data management solutions via hybrid cloud, cloud and on-premise implementations through its global reseller network and professional services organization. Sphere 3D, along with its wholly owned subsidiaries Overland Storage, and Tandberg Data, has a strong portfolio of brands, including Overland-Tandberg, HVE ConneXions and UCX ConneXions, dedicated to helping customers achieve their IT goals. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D , @HVEconneXions and @ovltb

Safe Harbor Statement
This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, our inability to comply with the covenants in our credit facilities or to obtain additional debt or equity financing; our ability to maintain compliance with NASDAQ Capital Market listing requirements; any increase in our future cash needs; our ability to successfully integrate the UCX and HVE ConneXions business with Sphere 3D's other businesses; unforeseen changes in the course of our business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in our periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Net revenue	$19,438	$19,592	$41,176	$39,211
Cost of revenue	14,051	13,794	28,958	27,457
Gross profit	5,387	5,798	12,218	11,754

Operating expenses:
Sales and marketing	4,707	6,270	9,504	12,323
Research and development	1,896	2,266	3,667	4,708
General and administrative	4,914	5,289	9,903	10,600
	11,517	13,825	23,074	27,631
Loss from operations	(6,130)	(8,027)	(10,856)	(15,877)
Interest expense	(1,061)	(336)	(2,251)	(448)
Interest expense - related party	(638)	(925)	(1,298)	(1,853)
Other income (expense), net	508	(229)	(419)	730
Loss before income taxes	(7,321)	(9,517)	(14,824)	(17,448)
Provision for taxes	192	98	498	236
Net loss	$(7,513)	$(9,615)	$(15,322)	$(17,684)

Net loss per share:
Basic and diluted	$(1.81)	$(4.86)	$(4.22)	$(9.29)

Shares used in computing net loss per share:
Basic and diluted	4,140	1,978	3,631	1,904

SPHERE 3D CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	$3,272	$5,056
Accounts receivable	11,161	11,591
Inventories	9,673	10,002
Other current assets	1,810	3,621
Total current assets	25,916	30,270
Property and equipment, net	2,898	3,058
Intangible assets, net	46,541	47,728
Goodwill	11,590	11,068
Other assets	813	432
Total assets	$87,758	$92,556

LIABILITIES AND EQUITY
Current liabilities	$65,313	$42,854
Long-term debt — related party, net	-	24,401
Long-term deferred tax liabilities	3,160	3,100
Other long-term liabilities	4,798	1,755
Shareholders' equity	14,487	20,446
Total liabilities and equity	$87,758	$92,556

SPHERE 3D CORP.
NON-GAAP RECONCILIATIONS
(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Revenue	$19,438	$19,592	$41,176	$39,211

Gross Profit - GAAP	$5,387	$5,798	$12,218	$11,754
Intangible asset amortization	564	592	1,130	1,176
Gross Profit - Non -GAAP	$5,951	$6,390	$13,348	$12,930

Gross Margin Percentages
GAAP	27.7%	29.6%	29.7%	30.0%
Non-GAAP	30.6%	32.6%	32.4%	33.0%

Net loss	$(7,513)	$(9,615)	$(15,322)	$(17,684)
Less:
Interest	1,699	1,261	3,549	2,301
Provision for taxes	192	98	498	236
Acquisition costs	-	-	34	-
Depreciation and amortization	1,531	1,578	3,057	3,154
Share-based compensation	1,497	2,141	3,666	4,703
Loss on revaluation of investment	-	-	1,145	-
Warrant revaluation gain	(48)	(22)	(235)	(348)
Adjusted EBITDA	$(2,642)	$(4,559)	$(3,608)	$(7,638)

Net loss per share:
Basic and diluted	$(1.81)	$(4.86)	$(4.22)	$(9.29)

Adjusted net loss per share:
Basic and diluted	$(0.64)	$(2.30)	$(0.99)	$(4.01)

Shares used in computing net loss and adjusted EBITDA per share:
Basic and diluted	4,140	1,978	3,631	1,904

Non-GAAP Financial Measures:
To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses non-GAAP financial measures that exclude from the statement of operations the effects of interest expense, income taxes, acquisition costs, depreciation and amortization, share-based compensation, loss on revaluation of investment, and warrant revaluation gain. These non-GAAP financial measures are non-GAAP gross margin and adjusted EBITDA. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate the business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and the non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for or superior to GAAP results. In addition, our non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

Investor Contact:
The Blueshirt Group
Lauren Sloane
Tel: +1 415-217-2632
Lauren@blueshirtgroup.com